July 29, 2020

VIA EDGAR

Office of Life Sciences United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attn: Margaret Schwartz

Re:	AdaptHealth Corp. Registration Statement on Form S-1 Filed July 21, 2020 File No. 333-239967

Dear Ms. Schwartz:

Reference is made to the Registration Statement on Form S-1 filed by AdaptHealth Corp. (the “Company”) with the U.S. Securities and Exchange Commission on July 21, 2020 (File No. 333-239967) (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 5:00 p.m., Eastern Time, on July 31, 2020 (the “Effectiveness Time”), or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions related to this letter or if you require any additional information, please contact Michael Brandt of Willkie Farr & Gallagher LLP at (212) 728-8962. Please notify him when this request for acceleration of effectiveness of the Registration Statement has been granted.

July 29, 2020

Very truly yours,

AdaptHealth Corp.

By:	/s/ Luke McGee
Name:	Luke McGee
Title:	Chief Executive Officer

Via E-mail:

cc:    Michael Brandt

Willkie Farr & Gallagher LLP